Exhibit 99.1
Shinhan Financial Group 2019 3Q Operating Results

On October 25, 2019, Shinhan Financial Group released its operating results for 2019 3Q. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

					(KRW million)
Item		3Q 2019	2Q 2019	QoQ Change (%)	3Q 2018	YoY Change (%)
Revenue*	Specified Quarter	12,649,883	12,146,286	4.15	6,555,448	92.97
	Cumulative	36,502,265	23,852,382	-	26,178,589	39.44
Operating Income	Specified Quarter	1,417,913	1,409,267	0.61	1,132,603	25.19
	Cumulative	4,137,515	2,719,602	-	3,642,477	13.59
Income before Income Taxes	Specified Quarter	1,416,323	1,414,027	0.16	1,166,256	21.44
	Cumulative	4,152,894	2,736,571	-	3,669,060	13.19
Net Income	Specified Quarter	1,048,440	1,070,547	-2.07	857,479	22.27
	Cumulative	3,084,819	2,036,379	-	2,674,571	15.34
Net Income Attributable to Controlling Interest	Specified Quarter	981,572	996,052	-1.45	847,831	15.77
	Cumulative	2,895,983	1,914,411	-	2,643,397	9.56

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		3Q 2019	2Q 2019	QoQ Change (%)	3Q 2018	YoY Change (%)
Revenue*	Specified Quarter	7,348,680	7,028,224	4.56	3,676,436	99.89
	Cumulative	20,257,499	12,908,819	-	15,203,236	33.24
Operating Income	Specified Quarter	928,378	831,864	11.60	853,074	8.83
	Cumulative	2,612,701	1,684,323	-	2,574,330	1.49
Income before Income Taxes	Specified Quarter	918,515	840,633	9.26	862,973	6.44
	Cumulative	2,606,935	1,688,420	-	2,581,996	0.97
Net Income	Specified Quarter	694,490	663,818	4.62	644,804	7.71
	Cumulative	1,976,488	1,281,998	-	1,916,711	3.12
Net Income Attributable to Controlling Interest	Specified Quarter	694,428	663,739	4.62	644,682	7.72
	Cumulative	1,976,274	1,281,846	-	1,916,468	3.12

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

				(KRW million)
Item		3Q 2019	2Q 2019	QoQ Change (%)	3Q 2018	YoY Change (%)
Revenue*	Specified Quarter	1,024,534	1,000,917	2.36	899,497	13.90
	Cumulative	2,987,868	1,963,334	-	2,812,053	6.25
Operating Income	Specified Quarter	189,590	202,043	-6.16	151,906	24.81
	Cumulative	555,321	365,731	-	558,539	-0.58
Income before Income Taxes	Specified Quarter	188,739	196,276	-3.84	152,620	23.67
	Cumulative	548,304	359,565	-	537,045	2.10
Net Income	Specified Quarter	140,719	148,938	-5.52	113,100	24.42
	Cumulative	411,157	270,438	-	393,892	4.38
Net Income Attributable to Controlling Interest	Specified Quarter	139,829	149,069	-6.20	113,619	23.07
	Cumulative	411,091	271,262	-	395,513	3.94

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

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